Filed by Aloha Airgroup, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836





         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of Aloha Airgroup, Inc. ("Aloha"), TurnWorks Acquistion III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and none of Aloha, Aloha Holdings and TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha, Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian have filed a preliminary proxy statement/prospectus and will be filing a final proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). INVESTORS AND SECURITYHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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THE FOLLOWING ARE EXCERPTS FROM THE ALOHA AIRLINES FREQUENT FLYER NEWSLETTER FOR
FEBRUARY 2002.

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                              Aloha Airlines logo


The AlohaPass News
February 2002

While we're excited about the prospect of building a new airline... We're working hard to make Aloha your airline of Choice.

Reinventing Ourselves for Hawai`i's Future

Aloha is poised on the brink of a merger. Meanwhile, we're providing exceptional service wherever we fly.

For the last two years, Aloha was focused on expanding our horizons, branching out to new destinations, and improving all aspects of our service to be your preferred airline. Then came the terrorist attacks of September 11, 2001.

Last September's tragic events had a profound impact on air travel everywhere across the globe and the effects hit home in Hawai`i. Demand for interisland transportation dropped dramatically, schedule cuts went into effect and expansion plans were put on hold. At year's end, the idea of merging with Hawaiian Airlines moved a step closer to reality.

Aloha's President and Chief Executive Officer Glenn Zander put it this way: "The events of September 11 necessitated a change... With a merger of the two airlines, the State gets a single, financially strong Hawai`i-based carrier to provide affordable, reliable interisland service with the potential to grow, create new jobs and boost the State's economy by adding convenient routes to bring more visitors from new markets."

The merger would create the nation's 10th largest air carrier.

While we're excited about the prospect of building a new airline for you, we're working hard to make Aloha your airline of choice.

We believe the merger will ensure the future of interisland transportation, create opportunities for expansion to new destinations, and provide you with affordable fares, convenient schedules and courteous Island-style service that will continue Aloha's proud tradition.

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There is no better way to earn miles than our AlohaPass(R) Program, the quickest way to the best rewards in Hawai'i.

Going Forward with `Fly to Win'

The goal of the Go Forward plan for the merged airline is to create a team of dedicated people working together to make a great airline. Part of the Go Forward program is a Market Plan called "Fly to Win."

"Fly to Win" includes a commitment to:

o Initially offer 30 percent of interisland coach seats at kama`aina fares of $60 or less, subject to adjustments for cost increase in inflation and costs outside the merged carrier's control. All remaining interisland coach seats will be capped at $78 one-way for two years, and for the next three years after that, any increases would not exceed the rate of inflation (plus changes to the same types of costs outside the carrier's control).

o Honor all coupons sold by Aloha and Hawaiian before the merger.

o Honor all interisland cargo contracts, increases will not exceed rate of inflation for five years.

o Combine the frequent flyer programs of both airlines, giving our members more options in using their rewards.

o Seek to maintain all existing alliance agreements with other carriers.

o Maintain all existing interisland routes and continue to serve all communities that depend on the two carriers now.

o Consolidate interisland schedules to eliminate about 10 percent of flights serving the fewest number of passengers, and adding flights when demand for scheduled service grows.

o Aggressively expand to serve more Pacific, West Coast and inland cities.

o Order new aircraft and expand the fleet.

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Picture of Aloha Airlines Trans-Pacific Service flight routes

Picture of Aloha Airlines inter-island flight routes

Picture of Greg Brenneman


Meet Greg Brenneman

The man who is bringing Hawai`i's two airlines together is Greg Brenneman, Chairman and CEO of TurnWorks, Inc., a private equity firm.

As Chairman and Chief Executive Officer of Aloha Holdings, Inc., Greg leads the Honolulu-based company that will create the flagship airline for Hawai`i's future. Prior to joining TurnWorks in May 2001, Greg was the President and Chief Operating Officer of Continental Airlines, and a member of its board of directors.

He led 53,000 Continental Airlines employees as they completed one of the most dramatic turnarounds in U.S. business history. During his tenure, Continental turned 16 years of losses, including two bankruptcies, into 24 straight profitable quarters. Continental also turned an operation that consistently ranked last in U.S. Department of Transportation measures of on-time performance, baggage handling and customer complaints into the nation's most reliable carrier.

He holds a Master of Business Administration degree with distinction from Harvard Business School and serves on the board of The Home Depot, J. Crew Group, and Automatic Data Processing, Inc.

He and his wife have three children. Greg was recently named "Father of the Year" by Houston Community Partners.


Keep Earning Valuable AlohaPass(R) Miles

With all the talk about a merger, AlohaPass(R) members need not worry about losing miles or losing out on benefits.

Since 1983, The AlohaPass(R) Awards and Benefit Program has taken pride in being Hawai`i's first and most innovative frequent-flier program. AlohaPass is still the best around because members earn free travel and activities faster and easier.

When the merger is complete, AlohaPass(R) members will keep all the miles they have accumulated for travel and other awards. No miles will be lost.

The combined carrier will offer a frequent flier program, and AlohaPass(R) members will automatically be part of it.


TurnWorks will be filing a prospectus and other documents from time to time with the SEC that contain information about the merger. We urge you to read those materials, which will be available at the SEC's website, www.sec.gov.